June 21, 2005

Hoefer & Arnett hereby consents to the references to the firm and the inclusion of its fairness opinion letters to the Board of Directors of Rancho Bernardo Community Bank in Community Bancorp’s Form S-4 filing with the Securities and Exchange Commission.

Sincerely,

HOEFER & ARNETT, INC.